SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BBVA Banco Francés S.A.

Item

1.	Letter to the Buenos Aires Stock Exchange regarding variable annual share compensation plan for years 2009 - 2010.

December 17, 2009

Buenos Aires Stock Exchange

25 de Mayo 347, 2nd Floor

Buenos Aires, Argentina

Dear Sirs:

Ref: RELEVANT FACT. VARIABLE ANNUAL SHARE COMPENSATION PLAN FOR YEARS 2009 - 2010

This letter is to inform you that at a meeting held on December 16, 2009 BBVA Banco Francés S.A.’s Board of Directors issued a resolution to approve a Variable Annual Share Compensation Plan for Senior Management for fiscal years 2009 and 2010 (the “Plan.”)

This Plan will consist of a commitment to deliver Banco Bilbao Vizcaya Argentaria S.A.’s common shares to BBVA Banco Francés S.A.’s management team, on a certain date in 2011, provided that the following conditions have been complied with:

The Plan is based on the allocation of a certain number of “units” to beneficiaries in relation to their responsibility levels, which will be used to calculate BBVA’s shares to be delivered at the conclusion of the Plan. The number of BBVA shares to be delivered to each beneficiary at the conclusion of the Plan, if conditions are met, will be equivalent to the result of multiplying the allocated number of units by a coefficient between 0 and 2 set forth as a consequence of BBVA Total Shareholder Return (TSR) – share revaluation plus dividends – during the Plan’s effective date, comparing changes with 18 other benchmark banks. Benchmark banks are the following: BNP Paribas, Société Genérale, Deutsche Bank, Unicredito Italiano, Intesa San Paolo, Banco Santander, Credit Agricole, Barclays, Lloyds TSB Group+HBOS, The Royal Bank of Scotland, UBS, Credit Suisse, HSBC, Commerzbank, Citigroup, Bank of America, JP Morgan Chase and Wells Fargo.

Plan beneficiaries will be eligible Bank management team members at the beginning of the Plan, along with any other team members hired during the effective period.

We would like to leave it on record that, under no circumstances, shall this Plan have any incidence or availability regarding BBVA Banco Francés S.A.’s shares nor in the listing of those shares.

Sincerely yours,

BBVA BANCO FRANCÉS S.A.

Reconquista 199, 1003 Buenos Aires, Argentina - Casilla Correo Central 3196, 1000 Buenos Aires, Argentina

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: December 21, 2009	By:	/S/ MARTÍN E. ZARICH
	Name:	Martín E. Zarich
	Title:	Chief Financial Officer